 Exhibit 99.1

500.com Limited Announces the Closing of the Internal Investigation

SHENZHEN, China, October 7, 2020—500.com Limited (NYSE: WBAI) (“500.com” or the “Company”), an online sports lottery service provider in China, today announced the Special Investigation Committee (“SIC”) of the Company’s Board of Directors has completed its internal investigation regarding alleged illegal money transfers in connection with the reported allegations against certain former consultants by the Tokyo District Public Prosecutors Office.

As previously announced by the Company in its December 31, 2019 and January 16, 2020 press releases furnished to the SEC on Form 6-K, the Special Investigation Committee (“SIC”) of the Company’s Board of Directors engaged King & Wood Mallesons (“KWM”) to conduct independent investigation.

KWM presented its investigation review to SIC on October 7, 2020. Based on the findings and analyses in KWM’s review, the SIC has concluded that it did not find a sufficient basis to establish a violation of the US Foreign Corrupt Practices Act of 1977 in connection with the Company’s prior activities in Japan. The SIC has also reviewed the Company’s compliance policies, procedures and internal controls in light of the suggestions from KWM. The Company has updated such policies, procedures and internal controls based on recommendations from the SIC, and will continue to enhance its internal controls as appropriate.

About 500.com Limited

500.com Limited (NYSE: WBAI) is an online sports lottery service provider in China. The Company offers a comprehensive and integrated suite of online lottery services, information, user tools and virtual community venues to its users. 500.com was among the first companies to provide online lottery services in China, and is one of two entities that have been approved by the Ministry of Finance to provide online lottery sales services on behalf of the China Sports Lottery Administration Center, which is the government authority that is in charge of the issuance and sale of sports lottery products in China.

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For more information, please contact:

500.com Limited
ir@500wan.com

Christensen

In China
Mr. Eric Yuan
Phone: +86-10-5900-1548
Email: Eyuan@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com